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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(A).

                                   FEI COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    30241L109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 BELINDA W. CHEW
                C/O PHILIPS ELECTRONICS NORTH AMERICA CORPORATION
                           1251 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020
                                 (212) 536-0633
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 25, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


          PERSONS  WHO  RESPOND  TO  THE   COLLECTION  OF  INFORMATION
          CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (03-00)

                                  SCHEDULE 13D
----------------------                                   -----------------------
CUSIP NO. 30241L109                                        PAGE 2 of 14 PAGES
----------------------                                   -----------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     KONINKLIJKE PHILIPS ELECTRONICS N.V.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     NOT APPLICABLE
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     THE NETHERLANDS
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           8,367,867
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     8,367,867
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,367,867
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                           [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     25.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     CO, HC
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
----------------------                                   -----------------------
CUSIP NO. 30241L109                                        PAGE 3 of 14 PAGES
----------------------                                   -----------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     PHILIPS BUSINESS ELECTRONICS INTERNATIONAL B.V.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     NOT APPLICABLE
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     THE NETHERLANDS
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          0
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           8,367,867
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     8,367,867
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,367,867
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                           [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     25.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     CO, HC
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.  SECURITY AND ISSUER.

         Item 1 of this Statement is hereby amended in its entirety as follows:

         This Amendment No. 7 to Schedule 13D ("Amendment No. 7") relates to the
Schedule 13D filed on February 28, 1997, as amended by Amendment No. 1 thereto filed on December 8, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed on April 10, 2000 ("Amendment No. 2"), Amendment No. 3 thereto filed on February 23, 2001 ("Amendment No. 3"), Amendment No. 4 thereto filed on February 23, 2001 ("Amendment No. 4"), Amendment No. 5 thereto filed on May 22, 2001 ("Amendment No. 5"), Amendment No. 6 thereto filed on July 12, 2002 ("Amendment No. 6" and, collectively with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, this "Statement") with respect to the common stock, no par value (the "FEI Common Stock"), of FEI Company, an Oregon corporation ("FEI"), by Koninklijke Philips Electronics N.V., a company incorporated under the laws of the Netherlands ("KPENV"), and Philips Business Electronics International B.V., a company incorporated under the laws of the Netherlands formerly known as Philips Industrial Electronics International B.V. ("PBE" and collectively with KPENV, the "Reporting Persons"). The principal executive offices of FEI are located at 7451 N.W. Evergreen Parkway, Hillsboro, Oregon 97124.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of this Statement is hereby amended in its entirety as follows:

         (a)-(c); (f). The principal business of KPENV is to act as the holding company of the Philips group. The Philips group is engaged primarily in the manufacture and distribution of electronic and electrical products, systems and equipment. PBE is a holding company and a wholly owned subsidiary of KPENV. The principal office and business address of KPENV is Breitner Centre, Amstelplein 2, 1096 BC Amsterdam, The Netherlands. The principal office and business address of PBE is Building VO-1, P.O. Box 218, 5600 MD Eindhoven, The Netherlands.

         Attached as Schedule I hereto and incorporated by reference herein is a list of the members of the Supervisory Board and the members of the Board of Management and the Group Management Committee of KPENV and the directors and executive officers of PBE. Schedule I sets forth each of such persons' name, business address, present principal occupation or employment and citizenship and the name, principal business and address of the corporation or other organization in which such employment is conducted. To the best knowledge of the Reporting Persons, no such person is the beneficial owner of any shares of FEI Common Stock.

         (d)-(e). During the last five years, neither KPENV nor PBE nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers of KPENV or PBE has been convicted in a criminal proceeding (excluding traffic violations or similar criminal misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or finding any violation of such laws.


                               Page 4 of 14 Pages

         This Item 2 is qualified in its entirety by reference to Schedule I, which is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of this Statement is hereby amended and supplemented as follows:

         On January 8, 2003, FEI, Veeco Instruments Inc., a Delaware corporation ("Veeco"), and Venice Acquisition Corp. ("Acquisition"), a wholly owned subsidiary of Veeco, entered into a Termination Agreement (the "Termination Agreement") pursuant to which the parties mutually agreed to terminate the Merger Agreement described in Amendment No. 6.

         The termination of the Merger Agreement terminated the Voting Agreement and the Investor Agreement described in Amendment No. 6. In addition, the termination of the Merger Agreement effectively terminated Sections 1.01 and
1.02 of the Amendment Agreement described in Amendment No. 6, pursuant to which KPENV, PBE and FEI agreed to delete, effective as of the effective time of the merger described in the Merger Agreement, Sections 1(b)(v) and 5 from the Disposition Agreement and Section 5.16(e) from the Combination Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of this Statement is hereby amended and supplemented as follows:

         (a); (b). According to information filed by FEI on its Form 10-Q for the quarterly period ended September 30, 2002, the number of shares of FEI Common Stock outstanding as of November 7, 2002 was 32,593,724. Rows 7-11 and 13 of the cover pages to this Amendment No. 7 are incorporated herein by reference. To the best knowledge of the Reporting Persons, no other person listed on
Schedule I hereto is the beneficial owner of any shares of FEI Common Stock.

         (c). On a single date subsequent to July 12, 2002, which date was not within the last 60 days, PBE was issued 30,540 shares of FEI Common Stock without additional consideration in accordance with the Disposition Agreement. On a second single date subsequent to July 12, 2002, which date was not within the last 60 days, PBE was issued 27,008 shares of FEI Common Stock without additional consideration, also in accordance with the Disposition Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of this Statement is hereby amended and supplemented as follows:

         The three paragraphs set forth under Item 6 of Amendment No. 6 are hereby deleted from this Statement.

         Item 6 of this Statement is further hereby amended and supplemented as follows:


                               Page 5 of 14 Pages

         Pursuant to the Combination Agreement, dated November 15, 1996 (as amended and supplemented, the "Combination Agreement"), between FEI and the Reporting Persons, as amended by the Letter Agreements, dated November 22, 1996, between FEI and PBE, and February 21, 1997, between FEI and the Reporting Persons (the "Letter Agreements"), and as amended and supplemented by an agreement entered into by FEI and the Reporting Persons on February 1, 2001 (the "Supplemental Agreement"), PBE has the right to receive from FEI from time to time, without the payment of any additional consideration, additional shares of FEI Common Stock when options, warrants, convertible securities or other rights to acquire shares of FEI Common Stock outstanding (or issuable without further action by FEI's board of directors) as of February 21, 1997 are exercised or converted. Pursuant to the Supplemental Agreement, when shares of FEI Common Stock are issued upon exercise of such options (including options granted on September 18, 1998 in replacement of options outstanding on February 21, 1997) during any fiscal quarter of FEI ending on or after December 31, 2000, PBE is entitled to receive the additional shares described in the immediately preceding sentence no later than thirty calendar days following the close of such fiscal quarter. For each share of FEI Common Stock issued upon such exercise or conversion, PBE is entitled to receive approximately 1.222 shares of FEI Common Stock from FEI. On February 21, 1997, 1,531,689 shares of FEI Common Stock were so issuable pursuant to the Combination Agreement ("Additional Shares"). As of the date hereof, FEI has issued to PBE 808,598 Additional Shares and, to the best knowledge of the Reporting Persons, approximately 268,841 shares of FEI Common Stock remain so issuable pursuant to the Combination Agreement.

         This Statement is qualified in its entirety by reference to the exhibits to this Statement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of this Statement is hereby amended in its entirety as follows:

1. Combination Agreement, dated November 15, 1996, by and among Philips Industrial Electronics International B.V., FEI Company and, for the purposes of Sections 4.1, 4.2, 4.3, 4.6(d)(ii), 4.15, 5.8(b), 5.8(c),
     5.9(1), 5.13(a), 5.16, 7.2 and 9.10 only, Philips Electronics N.V.
     (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on February 28, 1997).
2. Letter Agreement, dated November 22, 1996, between Philips Industrial Electronics International B.V. and FEI Company (incorporated herein by reference to Exhibit 2 of the Schedule 13D filed by the Reporting Persons on February 28, 1997).
3. Letter Agreement, dated February 21, 1997, by and among Philips Industrial Electronics International B.V., FEI Company and, for the purpose of Section 5 only, Philips Electronics N.V. (incorporated herein by reference to Exhibit 3 of the Schedule 13D filed by the Reporting Persons on February 28, 1997).



                              Pages 6 of 14 Pages

4. Agreement, effective as of December 31, 2000, among FEI Company, Philips Business Electronics International B.V. and Koninklijke Philips Electronics N.V. (incorporated herein by reference to Exhibit 7 of the Schedule 13D/A filed by the Reporting Persons on February 23, 2001).
5. Waiver, dated as of May 17, 2001, executed by Philips Business Electronics International B.V (incorporated herein by reference to Exhibit 11 of the Schedule 13D/A filed by the Reporting Persons on May 22, 2001).
6. Joint Filing Agreement, dated July 11, 2002, between Koninklijke Philips Electronics N.V. and Philips Business Electronics International B.V.



                               Page 7 of 14 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  March 25, 2003                KONINKLIJKE PHILIPS ELECTRONICS N.V.
       -------------


                                     By:     /s/ ARIE WESTERLAKEN
                                           ------------------------------------
                                           Name:   Arie Westerlaken
                                           Title:  General Secretary


                                     PHILIPS BUSINESS ELECTRONICS
                                     INTERNATIONAL B.V.


                                     By:     /s/ J.C. LOBBEZOO
                                           ------------------------------------
                                           Name:   J.C. Lobbezoo
                                           Title:  Member Management Board


                                     By:     /s/ A.P.M. VAN DER POEL
                                           ------------------------------------
                                           Name:   A.P.M. van der Poel
                                           Title:  Member Management Board



                               Page 8 of 14 Pages

                                   SCHEDULE I


         Name, Business Address, Principal Occupation or Employment and Citizenship of:

(A)   Members Of The Supervisory Board Of Koninklijke Philips Electronics N.V.

Unless otherwise indicated, each person listed below is not employed, other than as a member of the Supervisory Board, and thus no employer, employer's address or employer's principal business is listed.

Name:                         L.C. van Wachem
Business Address:             Koninklijke Philips Electronics N.V.
                              Breitner Centre
                              Amstelplein 2
                              1096 BC Amsterdam, The Netherlands
Principal Occupation:         Retired. Former Chairman of the Committee of
                              Managing Directors of the Royal Dutch/Shell
                              Group.
Citizenship:                  The Netherlands


Name:                         W. de Kleuver
Business Address:             Koninklijke Philips Electronics N.V.
                              Breitner Centre
                              Amstelplein 2
                              1096 BC Amsterdam, The Netherlands
Principal Occupation:         Retired.  Former Executive Vice-President of
                              Koninklijke Philips Electronics N.V.
Citizenship:                  The Netherlands


Name:                         J.M. Hessels
Business Address:             Koninklijke Philips Electronics N.V.
                              Breitner Centre
                              Amstelplein 2
                              1096 BC Amsterdam, The Netherlands
Principal Occupation:         Retired.  Former Chief Executive Officer of Royal
                              Vendex KBB.
Citizenship:                  The Netherlands


Name:                         Sir Richard Greenbury
Business Address:             Koninklijke Philips Electronics N.V.
                              Breitner Centre
                              Amstelplein 2
                              1096 BC Amsterdam, The Netherlands
Principal Occupation:         Retired.  Former Chairman and Chief Executive
                              Officer of Marks & Spencer.
Citizenship:                  United Kingdom


                               Page 9 of 14 Pages

Name:                         Prof. K.A.L.M. van Miert
Business Address:             Koninklijke Philips Electronics N.V.
                              Breitner Centre
                              Amstelplein 2
                              1096 BC Amsterdam, The Netherlands
Principal Occupation:         President of Nyenrode University.
Employer:                     Nyenrode University
Employer's Address:           Straatweg 25
                              3621 BG Breukelen
                              The Netherlands
Employer's Principal
Business:                     Higher education
Citizenship:                  Belgium


Name:                         L. Schweitzer
Business Address:             Koninklijke Philips Electronics N.V.
                              Breitner Centre
                              Amstelplein 2
                              1096 BC Amsterdam, The Netherlands
Principal Occupation:         Chairman and Chief Executive Officer of la regie
                              nationale des usines Renault.
Employer:                     La regie nationale des usines Renault
Employer's Address:           34 Quai du Point du Jour
                              BP 103 92109
                              Boulogne Bilancourt
                              Cedex, France
Employer's Principal
Business:                     Design, manufacture and sale of automobiles and
                              related businesses
Citizenship:                  France


(B) Members Of Board Of Management And Group Management Committee Of Koninklijke Philips Electronics N.V.

Unless otherwise indicated, each member of the Board of Management and Group Management Committee is employed by Koninklijke Philips Electronics N.V. at Breitner Centre, Amstelplein 2, 1096 BC Amsterdam, The Netherlands, whose principal business is set forth in this Statement, and thus no employer, employer's address or employer's principal business is listed.

Name:                          Gerard J. Kleisterlee
Business Address:              Koninklijke Philips Electronics N.V.
                               Breitner Centre
                               Amstelplein 2
                               1096 BC Amsterdam, The Netherlands
Principal Occupation:          President and Chief Executive Officer of
                               Koninklijke Philips Electronics N.V.
Citizenship:                   The Netherlands


                              Page 10 of 14 Pages

Name:                          Jan H.M. Hommen
Business Address:              Koninklijke Philips Electronics N.V.
                               Breitner Centre
                               Amstelplein 2
                               1096 BC Amsterdam, The Netherlands
Principal Occupation:          Vice-Chairman of the Board of Management and
                               Chief Financial Officer of Koninklijke
                               Philips Electronics N.V.
Citizenship:                   The Netherlands


Name:                          Gottfried H. Dutine
Business Address:              Koninklijke Philips Electronics N.V.
                               Breitner Centre
                               Amstelplein 2
                               1096 BC Amsterdam, The Netherlands
Principal Occupation:          Executive Vice-President of Koninklijke Philips
                               Electronics N.V.
Citizenship:                   Germany


Name:                          Ad Huijser
Business Address:              Koninklijke Philips Electronics N.V.
                               Breitner Centre
                               Amstelplein 2
                               1096 BC Amsterdam, The Netherlands
Principal Occupation:          Executive Vice-President and Chief Technology
                               Officer of Koninklijke Philips Electronics
                               N.V.
Citizenship:                   The Netherlands


Name:                          Arthur P.M. van der Poel
Business Address:              Koninklijke Philips Electronics N.V.
                               Breitner Centre
                               Amstelplein 2
                               1096 BC Amsterdam, The Netherlands
Principal Occupation:          Executive Vice-President of Koninklijke Philips
                               Electronics N.V.
Citizenship:                   The Netherlands



                              Page 11 of 14 Pages

Name:                          David Hamill
Business Address:              Koninklijke Philips Electronics N.V.
                               Breitner Centre
                               Amstelplein 2
                               1096 BC Amsterdam, The Netherlands
Principal Occupation:          Senior Vice-President, and President/CEO of the
                               Philips Lighting Division, of Koninklijke
                               Philips Electronics N.V.
Citizenship:                   United Kingdom


Name:                          Tjerk Hooghiemstra
Business Address:              Koninklijke Philips Electronics N.V.
                               Breitner Centre
                               Amstelplein 2
                               1096 BC Amsterdam, The Netherlands
Principal Occupation:          Senior Vice-President of Koninklijke Philips
                               Electronics N.V.
Citizenship:                   The Netherlands


Name:                          Jouko A. Karvinen
Business Address:              Koninklijke Philips Electronics N.V.
                               Breitner Centre
                               Amstelplein 2
                               1096 BC Amsterdam, The Netherlands
Principal Occupation:          Senior Vice-President, and President/CEO of the
                               Medical Systems Division, of Koninklijke
                               Philips Electronics N.V.
Citizenship:                   Finland


Name:                          Scott McGregor
Business Address:              Koninklijke Philips Electronics N.V.
                               Breitner Centre
                               Amstelplein 2
                               1096 BC Amsterdam, The Netherlands
Principal Occupation:          Senior Vice-President, and President and CEO of
                               the Semiconductors Division, of Koninklijke
                               Philips Electronics N.V.
Citizenship:                   United States


Name:                          Jan P. Oosterveld
Business Address:              Koninklijke Philips Electronics N.V.
                               Breitner Centre
                               Amstelplein 2
                               1096 BC Amsterdam, The Netherlands
Principal Occupation:          Senior Vice-President of Koninklijke Philips
                               Electronics N.V.
Citizenship:                   The Netherlands


                               Page 12 of 14 Pages

Name:                          Andrea Ragnetti
Business Address:              Koninklijke Philips Electronics N.V.
                               Breitner Centre
                               Amstelplein 2
                               1096 BC Amsterdam, The Netherlands
Principal Occupation:          Senior Vice-President of Koninklijke Philips
                               Electronics N.V.
Citizenship:                   Italy


Name:                          Ad H.A. Veenhof
Business Address:              Koninklijke Philips Electronics N.V.
                               Breitner Centre
                               Amstelplein 2
                               1096 BC Amsterdam, The Netherlands
Principal Occupation:          Senior Vice-President, and President/CEO of the
                               Domestic Appliances and Personal Care
                               Division, of Koninklijke Philips Electronics N.V.
Citizenship:                   The Netherlands


Name:                          Arie Westerlaken
Business Address:              Koninklijke Philips Electronics N.V.
                               Breitner Centre
                               Amstelplein 2
                               1096 BC Amsterdam, The Netherlands
Principal Occupation:          Senior Vice-President, General Secretary, Chief
                               Legal Officer and Secretary to the Board
                               of Management of Koninklijke Philips Electronics
                               N.V.
Citizenship:                   The Netherlands


(C) Directors And Executive Officers Of Philips Business Electronics International B.V.

Unless otherwise indicated, each director and executive officer of Philips Business Electronics International B.V. is employed by Koninklijke Philips Electronics N.V. at Breitner Centre, Amstelplein 2, 1096 BC Amsterdam, The Netherlands, whose principal business is set forth in this Statement, and thus no employer, employer's address or employer's principal business is listed.

Name:                          Jan C. Lobbezoo
Business Address:              Philips Business Electronics International B.V.
                               Building VO-1
                               P.O. Box 218
                               5600 MD Eindhoven, The Netherlands
Principal Occupation:          Executive Vice-President and Chief Financial
                               Officer of Philips Semiconductors
                               International B.V.
Employer:                      Philips Semiconductors International B.V.


                              Page 13 of 14 Pages

Employer's Address:            Prof. Hostlaan 4
                               P.O. Box 80021
                               5600 JZ Eindhoven, The Netherlands
Employer's Principal           Manufacture and distribution of semiconductors
Business:                      and related products, systems and equipment
Citizenship:                   The Netherlands


Name:                          Arthur P.M. van der Poel
Business Address:              Philips Business Electronics International B.V.
                               Building VO-1
                               P.O. Box 218
                               5600 MD Eindhoven, The Netherlands
Principal Occupation:          Executive Vice-President of Koninklijke Philips
                               Electronics N.V.
Citizenship:                   The Netherlands


                              Page 14 of 14 Pages